

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2005.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________

Commission file number 333-74815

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Masco Corporation Salaried 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

The exhibit index appears on page 14.

MASCO CORPORATION SALARIED 401(k) PLAN

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Plaza
1900 St. Antoine Street
Detroit, MI 48226-2263
Telephone (313) 394 6000
Facsimile (313) 394 6555

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Masco Corporation Salaried 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Masco Corporation Salaried 401(k) Plan (the "Plan") at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Detroit, Michigan
June 22, 2006

MASCO CORPORATION SALARIED 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2005 and 2004

ASSETS	**2005**	**2004**
Investments, at fair value:		
Mutual funds	$285,615,073	$252,488,496
Company stock fund	5,796,847	6,351,515
Participant loans receivable	5,939,204	5,618,998
Total investments	297,351,124	264,459,009
Receivables:		
Employer contributions	563,477	1,433,041
Participant contributions	449,682	337,387
Net assets from plan merger (Note A)	12,768,006	750,309
Total receivables	13,781,165	2,520,737
NET ASSETS AVAILABLE FOR BENEFITS	$311,132,289	$266,979,746

The accompanying notes are an integral part of the financial statements.

MASCO CORPORATION SALARIED 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2005

Additions:	
Investment activity:	
Net appreciation in fair value of investments	$ 9,155,107
Interest and dividend income	9,711,336
Total investment activity	18,866,443
Participant contributions	27,473,866
Employer contributions	4,349,899
Net transfers into Plan (Note A)	18,828,192
Total additions	69,518,400
Deductions:	
Benefit payments	25,346,822
Other, net	19,035
Total deductions	25,365,857
Net increase	44,152,543
Net assets available for benefits:	
Beginning of year	266,979,746
End of year	$311,132,289

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

A. **Description of Plan:**

The following description of the Masco Corporation ("Company") Salaried 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

1. *General.* The Plan is a defined contribution plan covering salaried employees at certain divisions and subsidiaries of the Company. Eligible employees may participate in the Plan on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

2. *Contributions.* Participants may contribute up to 50 percent (varying by division or subsidiary) of their pretax annual compensation, as defined in the Plan. Participants may also make rollover contributions representing distributions from other employers' tax-qualified plans. Participants may direct contributions in one percent increments in any of the various investment options. These options include professionally managed mutual funds and the Masco Corporation Company Stock Fund and vary in their respective strategies, risks and goals. Participants may change their investment options daily. The Company makes matching and/or profit sharing contributions in accordance with the provisions of the Plan. These Company contributions, if applicable, vary by division or subsidiary and are invested pursuant to the participant's investment election. Contributions are subject to certain limitations.

3. *Participant Accounts.* Each active participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions (if applicable), and (b) Plan earnings. Allocations are based on participants' earnings or account balances, as defined in the Plan. Plan administrative expenses are paid by the Company and not charged to participants' accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

4. *Vesting.* Participants are immediately vested in their contributions plus actual earnings thereon. Generally, participants are immediately vested in the Company matching and/or profit sharing contribution plus earnings thereon.

5. *Participant Loans Receivable.* Generally, participants may borrow from their pretax or rollover contribution accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-15 years. The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the Prime Rate on the date of application for the loan. Principal and interest is paid ratably through monthly payroll deductions.

6. *Payment of Benefits.* Generally, after separation from service due to termination, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a single lump-sum amount or in annual installments over a period not to exceed five years. In-service and hardship withdrawals are distributed in a single lump-sum payment.

A. **Description of Plan,** concluded:

7. *Forfeited Employer Contributions.* At December 31, 2005, forfeited nonvested employer contributions totaled $195,009 and will be used to reduce future employer contributions and plan fees.

Effective January 1, 2005, Masco HD Support Services, LLC was added as a currently participating employer.

Effective January 1, 2005, Masco WM Support Services, LLC was added as a currently participating employer.

Effective March 1, 2005, the American AAdvantage Small Cap Value Fund - PA Class changed its name to the American Beacon Small Cap Value Fund - PA Class.

Effective April 29, 2005, the Chatsworth Bathrooms, Inc. location was closed, deleted as a currently participating employer and added as a formerly participating employer.

Effective August 1, 2005, Masco Product Design, Inc. was added as a currently participating employer.

Effective November 30, 2005, Zenith Products was sold, deleted as a currently participating employer and added as a formerly participating employer.

During 2005, several transfers were executed within the Masco Corporation Hourly and Salaried 401(k) Plans and the Masco Contractor Services, Inc. 401(k) Plan in an effort to consolidate multiple accounts held by participants of the plans. In some cases, participants held accounts in more than one plan. As a result of these transfers, participants affected by the account consolidation now have a single account in the plan in which they are currently active. Total transfers of net assets into the Plan amounted to $1,545,333.

Effective December 31, 2005, Milgard Manufacturing, Inc. was added as a currently participating employer. As a result of this event, $4,500,034 in-kind asset (Vanguard Wellington Fund) transferred into the Plan on December 30, 2005 while the remaining net assets of $12,768,006 transferred into the Plan on January 3, 2006 and are reflected as a receivable in the accompanying financial statements as of December 31, 2005.

Effective December 31, 2004, Brasstech, Inc. - Santa Ana, California was added as a currently participating employer. As a result of this event, net assets of $750,309 were transferred into the Plan on January 4, 2005 and are reflected as a receivable in the accompanying financial statements as of December 31, 2004, while participant loans in the amount of $14,819 were subsequently transferred into the Plan and are reflected in net transfers into the Plan in the accompanying financial statements for the year ended December 31, 2005.

B. Accounting Policies:

The following is a summary of significant accounting policies (in accordance with accounting principles generally accepted in the United States of America) followed in the preparation of these financial statements.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates and assumptions.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

Investments are stated at fair value as determined by Fidelity Pricing and Cash Management Services, Inc. using quoted market prices at December 31, 2005 and 2004.

Investment transactions are reflected on a trade-date basis. Realized gains and losses on investments are based on average cost. Interest income is recognized on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded as earned on an accrual basis. Participant loans are valued at their outstanding balances, which approximate fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

C. **Investments:**

The following investments represent five percent or more of the Plan's net assets at December 31, 2005 and 2004.

	2005	2004
Artisan Mid Cap Fund-Investor Class, 498,557 and 470,409 shares, respectively	$15,415,395	$13,905,297
Fidelity Fund, 829,219 and 927,264 shares, respectively	$26,385,740	$27,706,663
Fidelity Magellan® Fund, 554,454 and 599,873 shares, respectively	$59,016,103	$62,260,785
Fidelity Low-Priced Stock Fund, 635,642 and 606,802 shares, respectively	$25,959,635	$24,423,782
Fidelity Retirement Government Money Market Portfolio, 28,938,961 and 28,505,630 shares, respectively	$28,938,961	$28,505,630
Fidelity Independence Fund, 924,893 and 947,431 shares, respectively	$18,174,148	$16,892,693
Fidelity Intermediate Bond Fund, 1,482,178 and 1,519,097 shares, respectively	$15,251,608	$15,980,898

During 2005, the Plan's investments (including gains and losses on investments sold during the year as well as investments held at year-end) appreciated in value by $9,155,107 as follows:

Mutual Funds	$10,296,990
Masco Corporation Company Stock Fund	(1,141,883)
	$ 9,155,107

D. **Income Tax Status:**

The Internal Revenue Service determined and informed the Company by letter dated October 21, 2002 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("Code"). The Plan has since been amended; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

E. **Plan Termination:**

Although the Company has not expressed an intent to do so, the Company has the right at any time to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. At the date of any such termination, the Administrative Committee of the Masco Corporation Salaried 401(k) Plan shall direct the Trustee to distribute to the participants all assets of the Plan, net of any termination expenses, which will be prorated among the participants' accounts.

F. **Subsequent Events:**

Effective January 1, 2006, Masco Services, Inc. (Masco Design Solutions) was added as a currently participating employer.

Effective January 1, 2006, Masco Building Products Corporation - Corporation Office was deleted as a currently participating employer and added as a formerly participating employer.

MASCO CORPORATION SALARIED 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

	Identity of Issuer, Borrower or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	Current Value
*	Franklin Templeton Group of Funds	Templeton Developing Markets Trust-Class A 384,943 shares	$ 9,015,368
*	American Beacon Advisors	American Beacon Small Cap Value Fund - PA Class 196,272 shares	3,931,324
*	Artisan Partners Limited Partnership	Artisan Mid Cap Fund-Investor Class 498,557 shares	15,415,395
*	JP Morgan Investment Management	JP Morgan Mid Cap Value Fund-Institutional Class 376,502 shares	8,877,913
*	The Managers Funds LLC	Managers Special Equity Fund 9,183 shares	796,787
*	Pacific Investment Management Series	PIMCO Total Return Fund-Administrative Class 490,097 shares	5,146,015
*	Wellington Management Company, LLP	Vanguard Wellington 148,271 shares	4,500,034
*	Fidelity Institutional Retirement Services Company	Fidelity Fund 829,219 shares	26,385,740
		Fidelity Magellan® Fund 554,454 shares	59,016,103
		Fidelity Intermediate Bond Fund 1,482,178 shares	15,251,608
		Fidelity Independence Fund 924,893 shares	18,174,148
		Fidelity Overseas Fund 284,724 shares	11,847,371
		Fidelity Low-Priced Stock Fund 635,642 shares	25,959,635
		Fidelity Equity Income II Fund 584,092 shares	13,352,351
		Fidelity Diversified International Fund 183,223 shares	5,962,048
		Fidelity Retirement Government Money Market Portfolio 28,938,961 shares	28,938,961

Information certified as complete and accurate by Fidelity Management Trust Company, the trustee.

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR), Concluded

December 31, 2005

	Identity of Issuer, Borrower or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	Current Value
*	Fidelity Institutional Retirement Services Company, concluded	Spartan® U.S. Equity Index Fund 331,454 shares	14,636,998
		Fidelity Freedom Income Fund® 93,594 shares	1,064,169
		Fidelity Freedom 2000 Fund® 54,232 shares	662,171
		Fidelity Freedom 2005 Fund℠ 4,697 shares	52,231
		Fidelity Freedom 2010 Fund® 261,556 shares	3,674,868
		Fidelity Freedom 2015 Fund℠ 50,211 shares	579,931
		Fidelity Freedom 2020 Fund® 362,510 shares	5,332,527
		Fidelity Freedom 2025 Fund℠ 31,156 shares	372,628
		Fidelity Freedom 2030 Fund® 400,386 shares	6,013,798
		Fidelity Freedom 2035 Fund℠ 21,368 shares	261,335
		Fidelity Freedom 2040 Fund® 44,577 shares	393,616
		Masco Corporation Company Stock Fund 572,811 shares	5,796,847
	Participant Loans	Ranging 1-15 years maturity with Rates of Interest, 4.0% - 11.0%	5,939,204
			$ 297,351,124

Information certified as complete and accurate by Fidelity Management Trust Company, the trustee.

* These investments are with a party-in-interest.

MASCO CORPORATION SALARIED 401(k) PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Masco Corporation Salaried 401(k) Plan

By: Masco Corporation, Plan Administrator of the Masco Corporation Salaried 401(k) Plan



Date: June 22, 2006

By: ________________________________

Timothy Wadhams

Senior Vice President and Chief Financial Officer

Authorized Signatory

MASCO CORPORATION SALARIED 401(k) PLAN

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of PricewaterhouseCoopers LLP relating to the Plan financial statements

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Plaza
1900 St. Antoine Street
Detroit, MI 48226-2263
Telephone (313) 394 6000
Facsimile (313) 394 6555

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74815) of Masco Corporation of our report dated June 22, 2006 relating to the financial statements of Masco Corporation Salaried 401(k) Plan which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Detroit, Michigan
June 22, 2006